UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

AVANT DIAGNOSTICS, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	000-54004	98-0599151
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 30th Street NW Suite 107 Washington, D.C. 20007
(Address of principal executive offices)

Registrant’s telephone number, including area code: (708) 710-9200

AVANT DIAGNOSTICS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by Avant Diagnostics, Inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”).  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about June 13, 2018 to the holders of our common stock, par value $0.00001 per share, as of May 30, 2018 (the “Record Date”) regarding a change of a majority of the members of our board of directors (the “Board”) to be effected in connection with the transactions contemplated by those certain subscription agreements, dated May 25, 2018 (the “Subscription Agreements”), by and among the Company and the purchasers signatory thereto (the “Investors”).

The change of control is the result of the sale by the Company of an aggregate of six hundred and fifty thousand (650,000) shares of its series A convertible preferred stock for aggregate gross proceeds of $650,000 (the “Series A Preferred Stock”) which was consummated on May 25, 2018 (the “Closing Date”). In addition, on the Closing Date, existing debtholders of the Company exchanged an aggregate of $516,155 (currently due and payable under existing indebtedness) for an aggregate of 516,155 shares of Series A Preferred Stock (collectively, the “Transaction”). Following consummation of the Transaction, the holders of Series A Preferred Stock hold 50.1% of the outstanding voting power of the Company.

At any time on or after the Closing Date and until the Company’s 2019 annual meeting of stockholders, the Investors, jointly and severally, shall have the exclusive right, voting separately as a class, to elect up to six (6) directors (each director, an “Investor Director”). In addition, at any time on or after the Effective Date and until the Company’s 2019 annual meeting of stockholders, Infusion 51a, LP (“Infusion”) shall have the right to elect up to three (3) directors (each director, an “Infusion Director”).

As of the Closing Date, Robert Trapp and Jeffrey Stephens will remain on our Board, Jeffrey Busch, Michael Ruxin and John Brugmann will be appointed as the designee of the Investors and Infusion.

As a result of a change in a majority of the members of our Board, pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders of record this Information Statement at least ten days before the appointment of Dr. Ruxin becomes effective (the “Effective Date”).

No action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully.  It contains certain biographical and other information concerning the persons who have been and will be appointed as officers and directors on the Closing Date.  However, the appointment of Dr. Ruxin as a director will not become effective until at least ten days after we have filed this Information Statement with the SEC and transmitted it to our stockholders. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

CHANGE OF CONTROL AND CHANGE OF BOARD

On the Closing Date, the Company sold an aggregate of 650,000 shares of Series A Preferred Stock to the Investors for cash consideration of $650,000 from personal funds of the Investors and the exchange of an aggregate amount owed under existing indebtedness, which was equal to $516,155. Following consummation of the Transaction, the holders of Series A Preferred Stock holds 50.1% of the outstanding voting power of the Company. The Transaction has resulted in a change in control of the Company.

At any time on or after the Closing Date and until the Company’s 2019 annual meeting of stockholders, the Investors, jointly and severally, shall have the exclusive right, voting separately as a class, to elect up to six (6) directors (each director, an “Investor Director”). In addition, at any time on or after the Closing Date and until the Company’s 2019 annual meeting of stockholders, Infusion 51a, LP (“Infusion”) shall have the right to elect up to three (3) directors (each director, an “Infusion Director”).

In connection with the change in control, Mick Ruxin was appointed the Company’s Chief Executive Officer. In addition, Jeffrey Busch and John Brugmann were appointed as directors as of the Closing Date and Mick Ruxin was appointed as a director of the Company effective as at least ten days after we have filed this Information Statement with the SEC and transmitted it to our stockholders.

Other than the transaction described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

The foregoing description of the Transaction does not purport to be complete and is qualified in its entirety by the terms of the Agreement, which has been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Current Report on Form 8-K filed by the Company on May 25, 2018.

VOTING SECURITIES

As of May 30, 2018, our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.  As of May 30, 2018, we had 306,865,649 shares of common stock and 26,781,020 shares of preferred stock outstanding, consisting of 1,166,155 shares of series A preferred stock and 25,614,865 shares of series B preferred stock.

Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  Except as otherwise expressly required by law, the holder of Series A Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Company and shall have the number of votes equal all other outstanding shares of capital stock of the Company outstanding at the record date for the determination of shareholders entitled to vote on such matter, such that the holders of outstanding shares of Series A Preferred Stock shall always constitute 50.1% of the voting power of the Company.   Except as otherwise expressly required by law, each holder of Series B Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Company and shall be entitled to vote on an as-converted basis for each share of Series B Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

Except as otherwise set forth below, the business address of each person listed below is 1050 30th Street NW, Suite 107, Washington, D.C. 20007.

	Number of Shares		Percentage of Shares
Name and Address	Owned		Owned (1)
5% Stockholders
Amarantus BioSciences Holdings, Inc. 655 MONTGOMERY ST STE 900 SAN FRANCISCO CA 94111	79,250,000	(2)	25.8%
Arrayit Corporation 927 THOMPSON PLACE SUNNYVALE CA 94085	32,750,000		10.7%
Gerald Commissiong 2264 RALEIGH RD HUMMELSTOWN PA 17036	99,250,000	(3)	32.4%
Theranostics Health LLC 15010 BROSCHART RD STE 200 ROCKVILLE MD 20850	25,000,000		8.1%
Gregg Linn 10994 E BECK LANE SCOTTSDALE AZ 85255	52,410,976	(4)	17.1%
Directors and Officers
Jeffrey Busch	-		-
Michael Ruxin, M.D.	-		-
Scott VanderMeer	199,328,277	(5)	40.5%
Jeffrey Stephens	199,328,277	(5)	40.5%
Robert Trapp	-		-
All officers and directors as a group (5 persons)	199,328,277		-

(1) Based upon 306,865,649 shares of common stock outstanding on May 30, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of May 30, 2018 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(2) Does not include the issuance of 30,092,743 shares of common stock to be issued to Amarantus Biosciences Holdings, Inc. (“AMBS”) in connection with the terms of that certain Asset Purchase Agreement, dated March 30, 2018 by and between the Company and AMBS. Gerald Commissiong has sole voting and dispositve power over the shares held by AMBS.

(3) Includes (i) 79,250,000 shares of common stock held by AMBS and (ii) 20,000,000 shares of common stock owned by Mr. Commissiong, which vest over a 3 year period commencing on August 25, 2017. As of the Record Date, 0 shares of common stock held by Mr. Commissiong have vested.

(4) Includes 15,000,000 restricted shares of the Company’s common stock which vest quarterly over three (3) years from June 2, 2017. As of the Record Date, 5,000,000 shares of common stock have vested.

(5) Includes (a) 11,423,333 shares of common stock held by Infusion 51a, LP, (b) 3,175,000 shares of common stock held by International Infusion LP (c) 173,476,190 shares of common stock issuable upon conversion of the series B preferred stock held by Infusion 51a, LP and (d) 11,253,760 shares of common stock issuable upon conversion of the series B preferred stock held by International Infusion LP. Jeffrey Stephens and Scott VanderMeer have shared voting and dispositive power over the shares held by Infusion 51a, LP and International Infusion, LP.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Officers Prior to the Closing Date

Set forth below is biographical information for each of our directors and executive officers prior to the Closing.

NAME	AGE	POSITION
Scott VanderMeer	32	Interim Chief Financial Officer
Jeffrey Stephens	39	Director
Robert Trapp	63	Director

Scott VanderMeer. Mr. VanderMeer was appointed as Interim Chief Financial Officer of the Company in December 2017. Mr. VanderMeer has been the co-founder and Managing Partner of Infusion 51a, LP which is a fund that restructures companies with impediments, CFO of VC firm International Infusion LP, and CFO, Founder, and Director of Vivacitas Oncology Inc. an oncology therapeutic company since December 2014, February 2014 and August 2015, respectively. Mr. VanderMeer has been instrumental in the development and expansion of International Infusion’s current portfolio, leveraging key business development relationships, both domestic and international. Mr. VanderMeer has managed the firm’s research committee, focusing on vetting potential projects across an array of sectors. Mr. VanderMeer is responsible for activities at each of these entities as they relate to finance, accounting, bookkeeping, working with administrators, corporate communication, and working through audits to completion. Mr. VanderMeer graduated from the University of Illinois at Chicago with a B.S. in Business Marketing and an M.B.A with a concentration in Real Estate.

Jeffrey Stephens. Mr. Stephens was appointed as a director of the Company in June 2017. Mr. Stephens is a co-founder and a Managing Partner of Infusion 51a LP, International Infusion Holdings LLC, and International Infusion Advisors LLC. Mr. Stephens is also the CEO of International Infusion Inc., International Infusion LP, and a co-founder and director of Vivacitas Oncology, Inc. With an emphasis on the global market, he uses key positioning and strategies to identify investment vehicles that meet proprietary investment parameters. He currently serves as the managing partner of International Infusion, a think tank venture capital firm aimed directly at disruptive technologies. Mr. Stephens co-founded and is a director of the not-for-profit organization Camp Athlete, Inc., which is an organization geared towards students to improve their academic and athletic achievements. He graduated from the University of Southern Indiana with a B.S. in Psychology.

Robert Trapp. Mr. Trapp was appointed as a director of the Company in November 2017. Mr. Trapp has over 30 years of cross-cultural business experience with both public and privately-owned companies in Asia, the United States and Canada, in a diverse range of industries including hospitality, finance, property, mining, software, biotech and consumer goods. Mr. Trapp’s experience is in operational management, administration, financial management, marketing, and regulatory compliance. Mr. Trapp is the Chief Executive Officer of BMI Capital International LLC, a broker-dealer, a position he has held since June of 2015. Mr. Trapp also serves as General Manager of SeD Development Management LLC, a subsidiary of Singapore eDevelopment Limited, a company listed on the Singapore Stock Exchange, a position he has held since September of 2015. In addition, Mr. Trapp presently serves on the Board of Directors of several of the subsidiaries of Singapore eDevelopment Limited, including HWH International, Inc. and Global BioLife Inc. Previously, Mr. Trapp served on the Board of Directors of Amarantus Bioscience Holdings Inc. from February of 2017 until May of 2017 and on the Board of Directors of HotApp International Inc. from December of 2014 until June of 2016. Mr. Trapp served as President and Director at Master of Real Estate LLC, a subsidiary of ZH International Holdings Ltd. (formerly Heng Fai Enterprises Limited), a company listed on the Hong Kong Stock Exchange, from August of 2014 to August of 2015 and served as Senior Vice-President with Inter-American Management LLC, a property management subsidiary of ZH International Holdings Ltd, from October of 2013 to August of 2015. Mr. Trapp served as a Director of eBanker USA.com, a subsidiary of ZH International Holdings Ltd, from August of 1998 to August of 2015, and served as GM and Rep Director with Hotel Plaza Miyazaki, a subsidiary of eBanker USA.com from September 2009 to May 2013. Mr. Trapp holds a Bachelor of Commerce degree from the University of Calgary and Bachelor of Applied Arts in Hospitality & Tourism Management from Ryerson Polytechnical Institute in Toronto, Ontario.

Directors and Officers Prior to the Closing Date

Upon the consummation of the Transaction, our current officers and directors will continue in the respective roles with the Company and on the Closing Date following individuals have been named as executive officers and directors of the Company.

NAME	AGE	POSITION
Jeffrey Busch	60	Executive Chairman
Dr. Michael Ruxin, M.D.	72	Chief Executive Officer and Director
John Brugmann	71	Director

Jeffrey Busch. Mr. Busch was appointed as executive chairman of the Company effective as of May 25, 2018. Mr. Busch is the current Chairman and CEO of Global Medical REIT, a NYSE listed (NYSE:GMRE) and publicly traded company which acquires licensed medical facilities. Mr. Busch has been a Presidential Appointee, entrepreneur and active investor in various asset classes, including medical and pharmaceutical since 1985. Mr. Busch has had a distinguished career in public service, which included serving as a Chief of Staff to a United States Congressman and serving in senior positions in two U.S. Presidential Administrations. Mr. Busch oversaw hundreds of millions of dollars in economic development programs. Mr. Busch represented the United States before the United Nations in Geneva, Switzerland. Mr. Busch has served as a top advisor to several publicly traded medical companies and has worked in the medical, blood supply and management field. Mr. Busch also served as President of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, including China, funded by the U.S. Center for Disease Control, USAID, Chinese government and corporate and private entities. Mr. Busch is a graduate of the New York University Stern School of Business, holds a Master of Public Administration specializing in health care from New York University, and a Doctor of Jurisprudence from Emory University.

Michael Ruxin. Dr. Ruxin was appointed as chief executive officer of the Company effective as of May 25, 2018 and as a director of the Company effective 10 days after the mailing of this Information Statement. Dr. Ruxin has been a strategic advisor to the Company since December 2017.  Previously, Dr. Ruxin was the Chairman, CEO and Founder of Global Med Technologies, Inc. (GLOB). He grew GLOB from a foundational concept to an international medical software company, specializing in FDA approved software, with specific diagnostic capabilities, and serving over 30 countries on 4 continents. Under his leadership, GLOB had its initial financing, its public offering and subsequent follow-on financings. Dr. Ruxin also founded PeopleMed, Inc., a validation and chronic disease management software subsidiary of GLOB. In addition, he conceived and executed the acquisition and financing of Inlog, a French software company serving the EU, becoming the Directeur General and responsible for European Operations—and eDonor, a US based regulated software company serving domestic and international blood donor centers. Prior to Dr. Ruxin engineering the sale of GLOB to a NYSE company, Haemonetics Corp. (HAE), he led his team to national prominence by being awarded the #1 position in quality of product and customer service against billion dollar software companies, rated by an industry-respected, independent software rating service. After GLOB’s acquisition by Haemonetics, Dr. Ruxin was asked to stay with the company through the transition. Dr. Ruxin was on the Executive Management Team (EMT) at Haemonetics for approximately 6 months after the merger. The EMT was responsible for diagnostic strategies and identified domestic and international software opportunities for the Company. Before founding Global Med Technologies, Dr. Ruxin founded and was President and CEO of DataMed International, Inc. (DMI), a private, international drugs of abuse management company (from 1989-1997). DMI’s clients included FedEx, International Multi-Foods, Los Alamos National Laboratories, Chevron, ConAgra, Nestles and AT&T, among over 500 other companies. Dr. Ruxin was one of the first 10 certified Medical Review Officers in the country, and he participated in writing the Federal legislation for drugs of abuse testing. Dr. Ruxin received his M.D. degree from the University of Southern California and his B.A degree in Philosophy from the University of Pittsburgh.

John Brugmann. Mr. Brugmann was appointed as a director of the Company effective as of May 25, 2018. Mr. Brugmann brings with him over 30 years’ experience in the financial industry. During his 27 years at UBS Financial, he focused on international and offshore clients and played key roles in large commercial real estate financing, public offerings and portfolio management for endowments, pension and Union funds. Mr. Brugmann served as President of the board of Trustees for New York Military Academy, and Chairman of the Finance Committee for The Helen Hayes Theatre (Nyack, NY), and was voted the “Business Man of the Year” for Rockland County, NY.

Board Meetings

During its fiscal year ended September 30, 2017, the Company held one meeting of the Board in person. All other meetings were held telephonically and/or by the unanimous written consent of the Board.

Director Independence

The Company believes that John Brugmann is the only independent director of the Company. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by the Board as a whole. We do not have an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. The Company intends to appoint committees of the Board and search for a qualified individual who will meet the definition of “audit committee financial expert” prior to end of the fiscal year ended September 30, 2018.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Prior to the Closing Date, Scott VanderMeer has served as our sole officer and we did not have a Chairman of the Board or a lead independent director. Currently, Dr. Michael Ruxin serves as the Company’s Chief Executive Officer and Jeffrey Busch currently serves as our Executive Chairman. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors. At present, the Company has determined that this leadership structure is appropriate for the Company due to its small size and limited operations and resources.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at 1050 30th Street NW, Suite 107, Washington, D.C. 20007.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Between June 2017 and October 2017 (the “2017 Notes”), the Company issued convertible promissory notes for an aggregate principal amount of $545,000 (the “2017 Investors”), of which $395,000 was purchased by Infusion and $75,000 was invested by Xpress Group International Limited (“Xpress”). In connection with the issuance of the 2017 Notes, Infusion and Xpress had the right to appoint directors to the Board. Mr. Stephens and Mr. Trapp are nominees of Infusion and Xpress, respectively.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid by us to those persons serving as the principal executive officer and principal financial officer at any time during the last calendar year and our other executive officer for the years ended September 30, 2017 and 2016 (collectively, the “Named Executive Officers”):

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other	Total
Gregg Linn,	2017	$30,000	$—	$—	$—	$30,000
President and Chief Executive Officer (1)	2016	120,000	—	—	—	$120,000

Philippe Goix,	2017	$42,000	$—	$—	$—	$42,000
President and Chief Executive Officer (2)

(1) Mr. Linn resigned as president and chief executive officer on June 2, 2017.

(2) Mr. Goix became chief executive officer on June 2, 2017 and resigned as chief executive officer and director on December 4, 2017.

Outstanding Equity Awards at Fiscal 2017 Year-End

The following table sets forth information for the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options and restricted stock, as well as the exercise prices and expiration dates thereof, as of September 30, 2017:

Name	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable	Options Exercise Price Range	Option Expiration Dates	Number of Shares or Units of Restricted Stock That Have Vested
Gregg Linn	—	—	—	—	2,500,000
Phillip Goix	—	—	—	—	—

(1) In connection with his separation from the Company, Mr. Linn was issued 15,000,000 restricted shares of the Company’s common stock which vest quarterly over three (3) years from the termination date in accordance with the terms of a restricted stock award agreement.

Director Compensation

During the year ended September 30, 2017, none of our directors received any compensation for serving on our Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Except for the failure of each of the Company’s former chief executive officers and directors to file a Form 3 upon becoming reporting persons, the Company is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of its Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 12, 2018	AVANT DIAGNOSTICS, INC.

	By:	/s/ Scott VanderMeer
Scott VanderMeer
Interim Chief Financial Officer